March 25, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Re: Netclass Technology Inc

Registration Statement filed on Form F-1

Date Filed: March 28, 2023

Registration No. 333-270897

Request for Withdrawal of Registration Statement On Form F-1

Dear Sir or Madam:

Netclass Technology Inc (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form F-1 (File No. 333-270897), initially filed with the Securities and Exchange Commission (“SEC”) on March 28, 2023, as amended, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has been declared effective; however, no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Please call William S. Rosendtadt of Ortoli Rosenstadt LLP at (212) 829-8937 with any questions.

Sincerely,

Netclass Technology Inc
By:	/s/ Jianbiao Dai
Name:	Jianbiao Dai
Title:	Chief Executive Officer and Chairman